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As filed with the Securities and Exchange Commission on November 3, 2009

Registration No. 333-161955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE
AMENDMENT NO. 2
TO THE
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EMCLAIRE FINANCIAL CORP.
(Exact name of registrant as specified in charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Code Number)	25-1606091 (I.R.S. Employer Identification No.)

612 Main Street, Emlenton, Pennsylvania 16373
(724) 867-2311
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

William C. Marsh
Chairman of the Board, President and Chief Executive Officer
Emclaire Financial Corp.
612 Main Street, Emlenton, Pennsylvania 16373
(724) 867-2311
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Kevin M. Houlihan, Esq. Jonathan C. Pavony, Esq. Patton Boggs LLP 2550 M Street, NW Washington, D.C. 20037 (202) 457-6000	Brendan P. Head, Esq. Michael P. Reed, Esq. DLA Piper LLP (US) 500 Eighth Street, NW Washington, D.C. 20004 (202) 799-4000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, par value $1.25 per share	$23,000,000	$1,283.40

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)
Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(3)
The registrant previously paid $1,171.80 of the Registration Fee.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 3, 2009

PRELIMINARY PROSPECTUS

1,250,000 Shares

Common Stock

        We are offering shares of our common stock, $1.25 par value per share. Currently, our common stock is currently quoted on the OTC Bulletin Board under the symbol "EMCF." On November 2, 2009, the last reported sales price of our common stock was $16.00 per share. We have received approval to list our common stock on the NASDAQ Capital Market under the symbol "EMCF." We expect that our common stock will begin trading on the NASDAQ Capital Market starting on November 6, 2009.

        Investing in our common stock involves risks. Please carefully read the "Risk Factors" beginning on page 9 of this prospectus for a discussion of certain factors that you should consider before making your investment decision.

	Per share	Total
Price to public	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$

        We have granted the underwriters a 30 day option to purchase up to 187,500 additional shares of common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        These shares of common stock are not deposits, savings accounts, or other obligations of our bank subsidiary or any of our non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

        The underwriters expect to deliver the common stock to purchasers against payment in New York, New York on or about                                    , 2009, subject to customary closing conditions.

S A N D L E R O ' N E I L L + P A R T N E R S, L . P .
B O E N N I N G & S C A T T E R G O O D , I N C .

The date of this prospectus is                          , 2009

i

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

        This prospectus contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward looking statements include without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as "may," "could," "should," "will," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," or words or phases of similar meaning. We caution that the forward looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Actual results, performance or achievements could differ materially from those contemplated, expressed, or implied by the forward looking statements.

        The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward looking statements:

  •
  The strength of the United States economy in general and the strength of the local economies in which we conduct operations;

  •
  Geopolitical conditions, including acts or threats of terrorism, actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad;

  •
  The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, inflation, interest rate, market and monetary fluctuations;

  •
  The impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;

  •
  The timely development of competitive new products and services and the acceptance of these products and services by new and existing customers;

  •
  The willingness of users to substitute competitors' products and services for our products and services;

  •
  The effect of changes in accounting policies and practices, as may be adopted from time-to-time by bank regulatory agencies, the Securities and Exchange Commission, or the SEC, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setters;

  •
  Technological changes;

  •
  The effect of acquisitions we may make, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such acquisitions;

  •
  The growth and profitability of non-interest or fee income being less than expected;

  •
  Changes in the level of our non-performing assets and charge-offs;

  •
  Changes in consumer spending and savings habits; and

  •
  Unanticipated regulatory or judicial proceedings.

ii

        If one or more of the factors affecting our forward looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward looking information and statements contained in this prospectus. Therefore, we caution you not to place undue reliance on our forward looking information and statements. Except as required by applicable law or regulation, we will not update the forward looking statements to reflect actual results or changes in the factors affecting the forward looking statements.

ABOUT THIS PROSPECTUS

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell our securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations, and prospects may have changed since those dates.

        Unless otherwise stated in this prospectus, references to "we," "us," "our," "Emclaire," the "Company," or the "Corporation" refer to Emclaire Financial Corp. and our wholly owned subsidiaries, and references to the "Bank" refer to The Farmers National Bank of Emlenton, our wholly owned subsidiary.

iii

PROSPECTUS SUMMARY

        This summary highlights selected information elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in our common stock. You should pay special attention to the "Risk Factors" section of this prospectus to determine whether an investment in the common stock is appropriate for you.

Company Overview

        We are a Pennsylvania corporation and financial holding company that provides a full range of retail and commercial financial products and services to customers in western Pennsylvania through our wholly owned subsidiary bank, The Farmers National Bank of Emlenton. The Bank also provides investment advisory services through its Farmers National Financial Services division.

        We have received approval to list our common stock on the NASDAQ Capital Market under the symbol "EMCF." We expect that our common stock will begin trading on the NASDAQ Capital Market starting on November 6, 2009. Currently, our common stock is quoted on the OTC Bulletin Board under the symbol "EMCF." As of November 2, 2009, there were 1,431,404 shares of our common stock outstanding.

        The Bank was organized in 1900 as a national banking association and is a financial intermediary whose principal business consists of attracting deposits from the general public and investing such funds in real estate loans secured by liens on residential and commercial property, consumer loans, commercial business loans, marketable securities and interest-earning deposits. The Bank operates through a network of 13 retail branch offices in Venango, Butler, Clarion, Clearfield, Crawford, Elk, Jefferson and Mercer counties, Pennsylvania. The Company and the Bank are headquartered in Emlenton, Pennsylvania.

        We are a registered financial holding company pursuant to the Bank Holding Company Act of 1956, as amended, or the BHCA. We are subject to regulation and examination by the Federal Reserve Board, or the FRB, under the BHCA. The Bank is subject to examination and comprehensive regulation by the Office of the Comptroller of the Currency, or the OCC, which is the Bank's chartering authority, and the Federal Deposit Insurance Corporation, or the FDIC, which insures customer deposits held by the Bank to the full extent provided by law. The Bank is a member of the Federal Reserve Bank of Cleveland and the Federal Home Loan Bank of Pittsburgh.

        At September 30, 2009 we had $459.3 million in total assets, $37.5 million in stockholders' equity, $298.6 million in net loans receivable and $378.1 million in deposits.

        Our principal executive office is located at 612 Main Street, Emlenton, Pennsylvania 16373 and our telephone number is (724) 867-2311. Our internet address is http://www.farmersnb.com. The reference to our website does not constitute incorporation by reference of the information contained on the website, which should not be considered part of this prospectus.

Acquisitions

        On August 28, 2009, the Bank completed the purchase of a former National City Bank full service branch office in Titusville, Pennsylvania. Through the acquisition of this office the Bank assumed $90.8 million in deposits in exchange for $32.6 million in loans, $54.9 million in net cash and certain fixed assets of the office.

        On October 17, 2008, we completed an acquisition of Elk County Savings and Loan Association, a Pennsylvania-chartered savings association, or the Association, located in Ridgway, Pennsylvania. The

Association converted from a mutual to stock form of organization and immediately issued all of its capital stock to the Company and merged with the Bank. In connection with the acquisition, we issued 163,569 shares of our common stock resulting in net capital proceeds of $3.5 million. Through this acquisition, the Bank added $7.3 million in loans, $6.2 million in deposits and realized additional capital from the Association of approximately $1.0 million.

Our Strategy

        Our goal is to continue to expand our banking and financial services franchise, organically and through opportunistic acquisitions, while maintaining sound asset quality, sensible risk-management practices and profitable operations in order to provide quality returns to our shareholders. The Bank is a well-positioned community bank that services the growing northern suburbs of Pittsburgh, Pennsylvania and rural counties in the adjacent western Pennsylvania region. While positioned for growth in the larger Pittsburgh market, we maintain longstanding ties with our loyal rural customer base and provide unique community-based banking services to an otherwise underserviced market. In many of our markets, we are the only bank in town. As a result, we have a stable and attractive funding base that has supported and is expected to support the profitable growth of our consumer and commercial lending activities and business banking activities in all of the markets that we serve. Our strategy is and has been successful and we can continue to be successful by targeting the following key elements:

  •
  Strong Core Deposit Base.  Our relatively diverse branch banking franchise provides a stable funding platform to support our growth opportunities. We have consistently maintained a strong emphasis on core deposit relationship management coupled with a culture that is focused on sales and customer satisfaction. Our deposit products are streamlined and easy to understand and our sales teams focus on cross selling cash management services to corporate and small business customers. Our philosophy has allowed us to not only manage our stable funding base, but also to attract and retain core deposits, as evidenced by the sum of our non-interest bearing, money market and savings deposits being more than 55% of total customer deposits at September 30, 2009. Non-interest bearing deposits alone represent almost 18% of our deposit mix at such date.

  •
  Clean Asset Quality.  We are a cash flow and collateral based lender. At September 30, 2009, approximately 79% of our loan portfolio was secured by real estate, of which approximately 38% consisted of commercial real estate loans. As a result of the extensive market knowledge and underwriting expertise of our lending and credit review staff, executive officers and board of directors, along with our strict, quality-oriented underwriting and credit monitoring culture, our ratio of non-performing assets to total assets has traditionally been below 1.00%. While overall credit losses and problem assets have increased this year over historic levels, due to the unprecedented economic climate, credit quality remains our top priority, and we are and have been responding to these conditions and working diligently to resolve specific problem credits and minimize related losses. The average balance of outstanding loans in the Bank's loan portfolio was $45,000 at September 30, 2009. We manage a diversified loan portfolio with a platform of homogenous first mortgage, home equity and other consumer loans complemented by a stable mix of commercial real estate and commercial and industrial loans. The diversity of these portfolios provides for ready management of not only credit risk, but also interest rate risk given the varying pricing and maturity terms of our product mix.

  •
  Experienced Management Team.  We have assembled an experienced executive management team capable of responding to daily challenges while focusing on strategic objectives. The Company's executive management team has a combined 80 years of professional banking experience. Our executive team brings experience from larger multi-billion dollar institutions, international accounting and consulting firms and local businesses. With insider ownership at more than 12% of outstanding shares as of September 30, 2009, the Company's management and the board of directors are dedicated to the communities that we serve and to relationship banking for the benefit of the Company. The average tenure of our board of directors is more than 20 years. The board of directors is comprised of a combination of professionals, former bankers and local business owners with extensive knowledge of the regulatory and economic environment in which we operate and the markets that we serve.

  •
  Proven Ability to Execute Acquisitions.  Since 1991, we have completed five acquisitions consisting of two whole institution purchases and the purchase of branch packages from large national banks. Most recently, in August 2009, we completed the acquisition of a $90 million deposit branch office from PNC Financial Services Group, Inc. as a result of their divestiture of certain National City Bank offices. This acquired branch office in Titusville, Pennsylvania is located in a market contiguous to our current markets and as of September 30, 2009, held a 46% market share of the deposits in Titusville. In October 2008, we completed the purchase of a small mutual savings and loan association through a unique merger conversion transaction. This acquisition added capital and provided us with the opportunity to nearly double the loans and deposits of our branch office in that market without significantly increasing overhead. We will continue to analyze and pursue strategic branch and whole institution acquisition opportunities in an effort to further expand our banking footprint and enhance shareholder value.

  •
  Consistent Organic Growth.  During the period between December 31, 2004 and September 30, 2009, excluding consideration of acquisitions, total assets, total loans and total deposits have grown $87.7 million or 32%, $79.0 million or 44% and $49.0 million or 21%, respectively. This growth reflects management's efforts to enhance the Bank's sales and service culture and the focus on new products and services, including the expansion of corporate banking activities, coupled with the opening of de novo branch offices in adjacent markets. In the last three years, we opened two de novo branch offices which have contributed $11.1 million in consumer loan growth and $23.0 million in deposit growth. We recently began to offer corporate internet banking, account analysis, remote deposit capture and other new products and depository services and expect this to contribute to retention and growth of our deposit market share.

  •
  Stable Market Area.  The Farmers National Bank of Emlenton has been in existence for more than 100 years. We serve as an alternative to larger regional and national banks that operate in our markets. Due to the consolidation in the banking sector, the deterioration in the financial condition of certain large banking institutions and the volatility of the stock market, customers have moved deposits to our Bank as a flight to quality. Of our 13 banking offices, four are in rural communities where we are the only bank in the community. As of June 30, 2009, in the eight county area that we serve, we hold a 3.6% deposit market share of a $10.7 billion deposit base. We believe that this deposit base provides us with vast potential for continued core expansion. Our rural deposit base provides an attractively priced and stable funding base for expansion in our current market area and a platform for growth in contiguous markets.

 The Offering

Issuer	Emclaire Financial Corp.
Common stock offered by us	1,250,000 shares of common stock, $1.25 par value per share(1)
Over-allotment option	We have granted the underwriters an option to purchase up to 187,500 additional shares of common stock within 30 days of the date of this prospectus in order to cover over-allotments, if any.
Common stock outstanding after the offering	2,681,404 shares of common stock(2)
Offering price	$ per share
Net proceeds

The net proceeds, after underwriting discounts and estimated expenses, to us from the sale of the common stock offered hereby will be approximately $             million. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $             million.

Use of proceeds

We intend to use the net proceeds from this offering for general corporate purposes, including contributions of capital to the Bank for anticipated balance sheet growth both organically and through opportunistic acquisitions. We do not have any agreements or commitments with respect to any acquisitions. Subject to regulatory approval, we also intend to use the net proceeds from this offering to redeem all of the shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, or the Series A Preferred Stock, which were issued to the U.S. Department of the Treasury, or the U.S. Treasury, as part of the TARP Capital Purchase Program, or the CPP. In addition, we may repurchase the warrant issued to the U.S. Treasury in connection with that transaction. We will need the approval of our primary regulators prior to repurchasing these securities, which approval we have not currently sought to obtain. There can be no assurance that such approval will be granted, and if so granted, when the Series A Preferred Stock and the warrant will be repurchased. In addition, we expect to repay approximately $5.0 million on an outstanding revolving line of credit with the net proceeds. See "Use of Proceeds" on page 17.

Proposed and current market and trading symbol for the common stock

We have received approval to list our common stock on the NASDAQ Capital Market under the symbol "EMCF." We expect that our common stock will begin trading on the NASDAQ Capital Market starting on November 6, 2009. Currently, our common stock is quoted on the OTC Bulletin Board under the symbol "EMCF."

Dividends and distributions

We have traditionally paid a regular quarterly cash dividend on our common stock. The most recent quarterly dividend that we declared was $0.14 per share and was paid on September 18, 2009. The dividend rate and the continued payment of dividends will depend on a number of factors, including regulatory capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurance can be given that we will continue to pay dividends or that dividends will not be reduced in the future. See "Market For Common Stock and Dividend Policy" at page 18.

(1)
The number of shares offered assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell 187,500 shares.

(2)
The number of shares outstanding after the offering is based on 1,431,404 shares of common stock outstanding as of November 2, 2009, and excludes 187,500 shares issuable pursuant to the exercise of the underwriters' over-allotment option. It also excludes an aggregate of 177,496 shares reserved for issuance under our equity compensation plans subject to outstanding awards, and warrants to purchase 50,111 shares of common stock at an exercise price of $22.45 per share held by the U.S. Treasury. If this offering is a "qualifying equity offering" as defined by the terms of the warrant we issued to the U.S. Treasury, and we raise at least $7.5 million prior to December 31, 2009, then the number of shares of common stock underlying the warrant issued to the U.S. Treasury will be reduced by 50%, or 25,056 shares.

Risk Factors

        Investing in our common stock involves risks. You should carefully consider the information under "Risk Factors" beginning on page 9 and the other information included in this prospectus before investing in our common stock.

 SELECTED CONSOLIDATED FINANCIAL DATA OF EMCLAIRE

        The following tables present our selected consolidated financial data as of or for the nine months ended September 30, 2009 and 2008, and as of or for each of the five years ended December 31, 2008. Financial data as of or for each of the five years ended December 31, 2008 is derived from our audited consolidated financial statements. Financial data as of or for the nine months ended September 30, 2009 and 2008 is derived from our unaudited consolidated financial statements, which in the opinion of management, include all normal recurring adjustments necessary for a fair presentation of the results for such periods. Results for the nine months ended September 30, 2009, are not necessarily indicative of our expected results for the full year ending December 31, 2009. You should read this table together with the historical consolidated financial information contained in our consolidated financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operation" included in our Annual Report on Form 10-K for the year ended December 31, 2008, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which have been filed with the SEC and are incorporated by reference in this prospectus.

	As of or for the nine months ended September 30,		As of or for the year ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
	(Dollar Amounts in Thousands, Except Per Share Data)
Financial Condition Data
Total assets	$459,283	$356,908	$375,664	$311,720	$300,560	$275,517	$273,380
Securities	83,684	57,798	71,443	51,919	51,774	56,304	63,362
Loans receivable, net	298,608	251,043	264,838	229,819	213,344	192,526	179,575
Deposits	378,086	278,351	286,647	244,262	244,492	230,503	232,874
Borrowed funds	40,000	48,260	48,188	40,400	30,000	19,500	15,000
Stockholders' equity	37,495	25,379	36,123	24,703	23,917	23,615	23,616
Stockholders' equity per common share	$21.01	$20.02	$20.06	$19.48	$18.86	$18.63	$18.63
Tangible stockholders' equity per common share	$16.56	$18.90	$19.06	$18.36	$17.74	$17.50	$17.48
Operations Data
Interest and dividend income	$14,912	$13,931	$19,093	$17,855	$16,259	$14,877	$13,953
Interest expense	5,620	6,094	8,168	7, 886	6,968	5,573	5,219

Net interest income	9,292	7,837	10,925	9,969	9,291	9,304	8,734
Provision for loan losses	1,077	285	500	256	358	205	290

Net interest income after provision for loan losses	8,215	7,552	10,425	9,713	8,933	9,099	8,444
Noninterest income	1,652	1,777	2,487	2,943	2,934	3,317	2,535
Noninterest expense	8,773	7,003	11,032	9,164	9,409	9,146	7,909

Income before income taxes and extraordinary item	1,094	2,326	1,880	3,492	2,458	3,270	3,070
Provision for income taxes	27	510	356	795	492	697	513

Income before extraordinary item	1,067	1,816	1,524	2,697	1,966	2,573	2,557
Extraordinary item	—	—	906	—	—	—	—

Net income	1,067	1,816	2,430	2,697	1,966	2,573	2,557
Accumulated preferred stock dividends and discount accretion	294	—	—	—	—	—	—

Net income available to common shareholders	$773	$1,816	$2,430	$2,697	$1,966	$2,573	$2,557

Average common shares outstanding	1,431,404	1,267,835	1,301,800	1,267,835	1,267,835	1,267,835	1,267,835
Basic and diluted earnings per share	$0.54	$1.43	$1.87	$2.13	$1.55	$2.03	$2.02
Dividends per share(1)	$0.60	$0.96	$1.30	$1.54	$1.10	$1.02	$0.94

	As of or for the nine months ended September 30,		As of or for the year ended December 31,
	2009(4)	2008(4)	2008	2007	2006	2005	2004
	(Unaudited)
	(Dollar Amounts in Thousands, Except Per Share Data)
Other Data
Performance Ratios
Return on average assets	0.36%	0.74%	0.72%	0.90%	0.69%	0.94%	0.96%
Return on average equity	3.94%	9.70%	9.37%	11.13%	8.28%	10.69%	11.08%
Yield on interest-earning assets(2)	5.43%	6.24%	6.18%	6.55%	6.30%	6.00%	5.81%
Cost of interest-bearing liabilities	2.48%	3.26%	3.16%	3.46%	3.23%	2.70%	2.57%
Cost of funds	2.10%	2.73%	2.66%	2.89%	2.69%	2.24%	2.15%
Interest rate spread(2)	2.95%	2.98%	3.02%	3.09%	3.07%	3.30%	3.24%
Net interest margin(2)	3.45%	3.57%	3.59%	3.73%	3.68%	3.82%	3.71%
Efficiency ratio(2)(3)	76.70%	70.62%	79.88%	68.66%	74.18%	69.72%	67.11%
Noninterest income to average assets	0.56%	0.73%	0.99%	0.98%	1.03%	1.21%	0.95%
Noninterest expense to average assets	2.95%	2.87%	3.28%	3.06%	3.30%	3.33%	2.96%
Interest-earning assets to average assets	95.07%	93.75%	93.92%	93.13%	92.89%	92.82%	92.86%
Loans to deposits	78.98%	90.19%	92.39%	94.09%	87.26%	83.52%	77.11%
Dividend payout ratio(1)	111.19%	67.02%	69.64%	72.39%	70.93%	50.25%	46.61%
Asset Quality Ratios
Non-performing loans to total loans	0.84%	0.31%	0.38%	0.41%	0.85%	0.75%	0.46%
Non-performing assets to total assets	0.64%	0.22%	0.28%	0.35%	0.65%	0.57%	0.33%
Allowance for loan losses to total loans	1.05%	0.93%	0.99%	0.93%	0.94%	0.96%	1.00%
Allowance for loan losses to non-performing loans	124.91%	301.79%	262.22%	226.58%	110.54%	128.72%	215.48%
Capital Ratios
Stockholders' equity to assets	8.16%	7.11%	9.62%	7.92%	7.96%	8.57%	8.64%
Tangible stockholders' equity to tangible assets(5)	6.87%	6.74%	9.27%	7.50%	7.52%	8.09%	8.15%
Tangible common equity to tangible assets(5)	5.23%	6.74%	7.29%	7.50%	7.52%	8.09%	8.15%
Average equity to average assets	9.09%	7.68%	7.72%	8.08%	8.32%	8.75%	8.63%
Holding Company:
Total capital to risk-weighted assets	12.43%	10.14%	13.85%	10.54%	11.34%	12.36%	12.49%
Tier 1 capital to risk-weighted assets	11.31%	9.25%	13.01%	9.73%	10.40%	11.35%	11.23%
Tier 1 capital to average assets	7.55%	7.17%	10.88%	7.73%	8.07%	8.13%	7.68%
Bank:
Total capital to risk-weighted assets	13.25%	10.12%	13.01%	9.95%	10.62%	11.44%	11.36%
Tier 1 capital to risk-weighted assets	12.12%	9.22%	12.06%	9.06%	9.68%	10.48%	10.38%
Tier 1 capital to average assets	8.06%	7.10%	9.21%	7.08%	7.14%	7.51%	7.08%
Number of offices	13	12	12	11	11	10	10

(1)
Includes special cash dividends of $0.35 per share paid in 2007.

(2)
Interest income utilized in the calculation is on a fully tax equivalent basis.

(3)
The efficiency ratio is calculated by dividing noninterest expense (less intangible amortization) by net interest income (on a fully tax equivalent basis) and noninterest income. The efficiency ratio gives a measure of how effectively a financial institution is operating.

(4)
Where applicable, ratios have been annualized.

(5)
Tangible stockholders' equity, tangible common equity and tangible assets are non-GAAP financial measures calculated using GAAP-based amounts. We calculate tangible stockholders' equity and tangible common equity by excluding the balance of goodwill, intangible assets and, for purposes of calculating tangible common equity, preferred equity, from our calculation of shareholders' equity. We calculate tangible assets by excluding the balance of goodwill and intangible assets from our total assets. Management believes that this is consistent with the treatment by bank regulatory agencies, which exclude goodwill and other intangible assets from the calculation of risk-based capital ratios. Accordingly, management believes that these non-GAAP financial measures provide information to investors that is useful in understanding the basis of our risk-based capital ratios. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. Because not all companies use identical calculations, this presentation of tangible equity, tangible common equity and tangible assets may not be comparable to other similarly titled measures as determined and reported by other companies. A reconciliation of the non-GAAP ratios of tangible stockholders' equity to tangible assets and tangible common equity to tangible assets is set forth below.

	At September 30,		At December 31,
	2009	2008	2008	2007	2006	2005	2004
Stockholders' equity	$37,495	$25,379	$36,123	$24,703	$23,917	$23,615	$23,616
Less: Intangible assets	6,371	1,422	1,422	1,422	1,422	1,429	1,460

Tangible stockholders' equity	$31,124	$23,957	$34,701	$23,281	$22,495	$22,186	$22,156

Common stockholders' equity	$30,069	$25,379	$28,711	$24,703	$23,917	$23,615	$23,616
Less: Intangible assets	6,371	1,422	1,422	1,422	1,422	1,429	1,460

Tangible common equity	$23,698	$23,957	$27,289	$23,281	$22,495	$22,186	$22,156

Total assets	$459,283	$356,908	$375,664	$311,720	$300,560	$275,517	$273,380
Less: Intangible assets	6,371	1,422	1,422	1,422	1,422	1,429	1,460

Tangible assets	$452,912	$355,486	$374,242	$310,298	$299,138	$274,088	$271,920

Tangible stockholders' equity to tangible assets	6.87%	6.74%	9.27%	7.50%	7.52%	8.09%	8.15%
Tangible common equity to tangible assets	5.23%	6.74%	7.29%	7.50%	7.52%	8.09%	8.15%

RISK FACTORS

        An investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully read and consider the risk factors described below as well as the other information included or incorporated by reference in this prospectus. Any of these risks, if they actually occur, could materially adversely affect our business, financial condition, and results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us. In any such case, you could lose all or a portion of your original investment.

Risks Related to this Offering and Ownership of Our Common Stock

The price of our common stock may fluctuate significantly, which may make it difficult for investors to resell shares of common stock at time or prices they find attractive.

        Our stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. These factors include, in addition to those described in the section titled "Caution About Forward Looking Statements" on page ii:

  •
  actual or anticipated quarterly fluctuations in our operating results and financial condition;

  •
  changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to us or other financial institutions;

  •
  speculation in the press or investment community generally or relating to our reputation or the financial services industry;

  •
  strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;

  •
  fluctuations in the stock price and operating results of our competitors;

  •
  future sales of our equity or equity-related securities;

  •
  proposed or adopted regulatory changes or developments;

  •
  anticipated or pending investigations, proceedings, or litigation that involve or affect us;

  •
  domestic and international economic factors unrelated to our performance; and

  •
  general market conditions and, in particular, developments related to market conditions for the financial services industry.

        In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results. We expect that the market price of our common stock will continue to fluctuate and there can be no assurances about the levels of the market prices for our common stock.

You may not be able to sell your shares when you desire, at or above our offering price.

        Publicly traded stocks have recently experienced substantial market price volatility. This is due, in part, to investors' shifting perceptions of the effect on various industry sectors of changes and potential changes in the economy. Volatility, therefore, may be unrelated to the current operating performance of particular companies whose shares are traded. The trading price of our common stock is determined by the marketplace. If you purchase shares of our common stock in the offering, the stock's trading price will continue to fluctuate due to many factors, including prevailing interest rates, other economic conditions, our operating performance and investor perceptions of the outlook of Emclaire and the banking industry in general. Therefore, we cannot assure you that if you choose to sell the shares of common stock that you purchased in the stock offering, you will be able to sell your shares at or above the per share purchase price.

A public trading market for our common stock may not develop or be maintained.

        Our common stock is currently quoted on the OTC Bulletin Board. Trading activity on the OTC Bulletin Board may lack the depth, liquidity, and orderliness necessary to maintain a liquid market. Although we have received approval to list our common stock for quotation on the NASDAQ Capital Market under the symbol "EMCF," an established and liquid trading market may not develop, it may not continue if it does develop, and, after completion of this offering, our common stock may not trade at or above the public offering price. Accordingly, investors should consider the potential lack of liquidity and the long-term nature of an investment in our common stock prior to investing. Investors may not be able to sell their shares at or above the public offering price.

We currently have limitations on dividends on the common stock and repurchasing shares of our common stock.

        Until the earlier of December 23, 2011, and the date on which the U.S. Treasury no longer holds any shares of our Series A Preferred Stock, our ability to declare or pay dividends in excess of $0.32 per share or distributions on, or purchase, redeem or otherwise acquire for consideration, shares of common stock is subject to restrictions. Our ability to declare or pay dividends or distributions on, or repurchase, redeem or otherwise acquire for consideration, shares of common stock is subject to restrictions in the event that we fail to declare and pay full dividends (or declare and set aside a sum sufficient for payment thereof) on the Series A Preferred Stock. In addition, our ability to pay dividends is dependent on the performance of the Bank, and by the capital requirements of our subsidiaries.

We may issue additional equity securities, or engage in other transactions which dilute our book value or affect the priority of the common stock, which may adversely affect the market price of our common stock.

        Our board of directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. Except as described under "Underwriting," we are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings, or the prices at which such offerings may be affected. Such offerings could be dilutive to common stockholders. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then current common shareholders.

        Additionally, if we raise additional capital by making additional offerings of debt or preferred equity securities, upon liquidation, holders of our debt securities and shares of preferred stock, and lenders with respect to other borrowings, will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

You may not be able to profit from the sale or a merger of Emclaire because of provisions in our charter documents and other laws and regulations.

        Our articles of incorporation and bylaws contain provisions that may make it difficult for someone to acquire control of the Company. These provisions may discourage takeover attempts and prevent you from receiving a premium over the market price of your shares as part of a takeover. See

"Description of Emclaire Capital Stock—Anti-Takeover Effects of Certain Provisions of Our Charter Documents and Law" beginning on page 21.

Risks Related to Our Business

The current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations.

        We are operating in a challenging and uncertain economic environment. Financial institutions continue to be affected by sharp declines in the real estate market and constrained financial markets. Dramatic declines in the housing market over the past year, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions. Continued declines in real estate values, home sales volumes, and financial stress on borrowers as a result of the uncertain economic environment could have an adverse effect on our borrowers or their customers, which could adversely affect our financial condition and results of operations. A worsening of these conditions would likely exacerbate the adverse effects on us and others in the financial institutions industry. For example, further deterioration in local economic conditions in our market could drive losses beyond that which is provided for in our allowance for loan losses. We may also face the following risks in connection with these events:

  •
  Economic conditions that negatively affect housing prices and the job market have resulted, and may continue to result, in a deterioration in credit quality of our loan portfolios, and such deterioration in credit quality has had, and could continue to have, a negative impact on our business;

  •
  Market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates on loans and other credit facilities;

  •
  The methodologies we use to establish our allowance for loan losses may no longer be reliable because they rely on complex judgments, including forecasts of economic conditions, which may no longer be capable of accurate estimation;

  •
  Continued turmoil in the market, and loss of confidence in the banking system, could require the Bank to pay higher interest rates to obtain deposits to meet the needs of its depositors and borrowers, resulting in reduced margin and net interest income; and

  •
  Compliance with increased regulation of the banking industry may increase our costs, limit our ability to pursue business opportunities, and divert management efforts.

        As these conditions or similar ones continue to exist or worsen, we could experience continuing or increased adverse effects on our financial condition.

Deterioration of economic conditions in our geographic market area could hurt our business.

        We are located in western Pennsylvania and our loans are concentrated in Butler, Clarion, Crawford, Jefferson and Venango Counties, Pennsylvania. Although we have diversified our loan portfolio into other Pennsylvania counties, and to a very limited extent, into other states, the vast majority of our loans remain concentrated in the three primary counties. As a result of this geographic concentration, our financial results depend largely upon economic and real estate market conditions in these areas. Deterioration in economic or real estate market conditions in our primary market areas could have a material adverse impact on the quality of our loan portfolio, the demand for our products and services, and our financial condition and results of operations. Non-performing loans increased from $1.0 million or 0.27% of total assets at December 31, 2008, to $2.5 million or 0.55% of total assets at September 30, 2009.

Our financial condition and results of operations would be adversely affected if our allowance for loan losses is not sufficient to absorb actual losses or if we are required to increase our allowance for loan losses.

        We have established an allowance for loan losses that we believe is adequate to offset probable losses on our existing loans. However, experience in the banking industry indicates that a portion of our loans will become delinquent, that some of our loans may only be partially repaid or may never be repaid and we may experience other losses for reasons beyond our control. Despite our underwriting criteria and historical experience, we may be particularly susceptible to losses due to: (1) the geographic concentration of our loans; (2) the concentration of higher risk loans, such as commercial real estate and commercial business loans; and (3) our lack of experience with the loans acquired in the Titusville branch acquisition. As a result, we may not be able to maintain our current levels of non-performing assets and charge-offs. Although we believe that our allowance for loan losses is maintained at a level adequate to absorb any inherent losses in our loan portfolio, these estimates of loan losses are necessarily subjective and their accuracy depends on the outcome of future events. If we need to make significant and unanticipated increases in our loss allowance in the future, our results of operations and financial condition would be materially adversely affected at that time.

        Economic conditions and increased uncertainty in the financial markets could adversely affect our ability to accurately assess the allowance for credit losses. Our ability to assess the creditworthiness of our customers or to estimate the values of our assets and collateral for loans will be reduced if the models and approaches we use become less predictive of future behaviors, valuations, assumptions or estimates. We estimate losses inherent in our loan portfolio, the adequacy of our allowance for loan losses and the values of certain assets by using estimates based on difficult, subjective, and complex judgments, including estimates as to the effects of economic conditions and how these economic conditions might affect the ability of our borrowers to repay their loans or the value of assets.

Further declines in the value of certain investment securities could require write-downs, which would reduce our earnings.

        At September 30, 2009, our investment portfolio included $3.4 million of securities in other financial institutions held by us. After our third quarter evaluation of our investment portfolio, we determined that other-than-temporary impairments existed on three financial institution equity securities. The impairment of these securities were considered to be other-than-temporary due to continued concerns related to the financial condition and near-term prospects of the three financial institutions, economic conditions of the financial services industry and deteriorating market values. These securities were written down to their fair market values as of September 30, 2009, and resulted in impairment losses of $898,000 that we recognized for the three and nine month period ended September 30, 2009. A number of factors or combinations of factors could cause us to conclude in one or more future reporting periods that an unrealized loss that exists with respect to one or more of these securities or other financial institution securities will constitute an impairment that is other-than temporary. These factors include, but are not limited to, failure to make scheduled interest or dividend payments, an increase in the severity of the unrealized loss on a particular security, an increase in the continuous duration of the unrealized loss without an improvement in value or changes in market conditions and/or industry or issuer specific factors that would render us unable to forecast a full recovery in value. Additional other-than-temporary impairment write-downs could reduce our earnings.

We hold certain intangible assets that could be classified as impaired in the future. If these assets are considered to be either partially or fully impaired in the future, our earnings and the book values of these assets would decrease.

        We are required to test our goodwill and core deposit intangible assets for impairment on a periodic basis. The impairment testing process considers a variety of factors, including the current market price of our common shares, the estimated net present value of our assets and liabilities and information concerning the terminal valuation of similarly situated insured depository institutions. It is possible that future impairment testing could result in a partial or full impairment of the value of our goodwill or core deposit intangible assets, or both. If an impairment determination is made in a future reporting period, our earnings and the book value of these intangible assets will be reduced by the amount of the impairment.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

        Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, and other sources, could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could negatively impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated, adverse regulatory action against us, or our inability to attract and retain deposits. Our ability to borrow could be impaired by factors that are not specific to us, such a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of recent turmoil faced by banking organizations and the unstable credit markets.

Our continued growth depends on our ability to meet minimum regulatory capital levels. Growth and shareholder returns may be adversely affected if sources of capital are not available to help us meet them.

        As we grow, we will have to maintain our regulatory capital levels at or above the required minimum levels. If earnings do not meet our current estimates, if we incur unanticipated losses or expenses, or if we grow faster than expected, we may need to obtain additional capital sooner than expected, through borrowing, additional issuances of debt or equity securities, or otherwise. If we do not have continued access to sufficient capital, we may be required to reduce our level of assets or reduce our rate of growth in order to maintain regulatory compliance. Under those circumstances net income and the rate of growth of net income may be adversely affected. Additional issuances of equity securities could have a dilutive effect on existing shareholders.

There can be no assurance that recent legislation and regulatory actions taken by the federal government will help stabilize the financial system in the United States.

        Several pieces of federal legislation have been enacted, and the U.S. Treasury, the Federal Reserve, the FDIC, and other federal agencies have enacted numerous programs, policies and regulations to address the current liquidity and credit crises. These measures include the Emergency Economic Stimulus Act of 2008, or EESA, the American Reinvestment and Recovery Act of 2009, or ARRA, and the numerous programs, including the CPP and the expanded deposit insurance coverage that were enacted thereunder. In addition, the Secretary of the U.S. Treasury has proposed fundamental changes to the regulation of financial institutions, markets and products.

        We cannot predict the actual effects of EESA, the ARRA, the proposed regulatory reform measures and various governmental, regulatory, monetary and fiscal initiatives which have been and may be enacted on the financial markets, on us and the Bank. The terms and costs of these activities, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity and a continuation or worsening of current financial market and economic conditions could materially and adversely affect our business, financial condition, results of operations, and the trading prices of our securities.

        We expect to face increased regulation of our industry, including as a result of EESA, the ARRA and related initiatives by the federal government. Compliance with such regulations may increase our costs and limit our ability to pursue business opportunities.

We are subject to additional uncertainties, and potential additional regulatory or compliance burdens, as a result of our participation in the CPP.

        We accepted an investment of $7.5 million from the U.S. Treasury under the CPP. The Stock Purchase Agreement we (and all other participating institutions) entered into with the U.S. Treasury, provides that the U.S. Treasury may unilaterally amend the agreement to the extent required to comply with any changes after the execution in applicable federal statutes. As a result of this provision, the U.S. Treasury and Congress may impose additional requirements or restrictions on us and the Bank in respect of reporting, compliance, corporate governance, executive or employee compensation, dividend payments, stock repurchases, lending or other business practices, capital requirements or other matters. We may be required to expend additional resources in order to comply with these requirements. Such additional requirements could impair our ability to compete with institutions that are not subject to the restrictions because they did not accept an investment from the U.S. Treasury. To the extent that additional restrictions or limitations on employee compensation are imposed, such as those contained in ARRA and the regulations issued in June 2009, we may be less competitive in attracting and retaining successful incentive compensation based lenders and customer relations personnel, or senior executive officers.

        Additionally, the ability of Congress to utilize the amendment provisions to effect political or public relations goals could result in our being subjected to additional burdens as a result of public perceptions of issues relating to the largest banks, and which are not applicable to community oriented institutions such as us. We may be disadvantaged as a result of these uncertainties.

        As a result of the issuance of the Series A Preferred Stock to the U.S. Treasury, we are required to comply with certain restrictions on executive and employee compensation included in the EESA, as amended. Certain of these provisions could limit the amount and the tax deductibility of compensation we pay to our executive officers, and could have an adverse affect on our ability to compete for and retain employees and senior executive officers.

We may fail to realize the increase to earnings we estimate from the acquisition of the Titusville branch office.

        On August 28, 2009, the Bank completed the acquisition of the full-service branch office of National City Bank, a national banking association and wholly-owned subsidiary of The PNC Financial Services Group, Inc., located in Titusville, Pennsylvania. This transaction was completed pursuant to the Purchase and Assumption Agreement entered into on April 6, 2009. The success of the Titusville branch acquisition will depend, in part, on our ability to realize an increase to our earnings from adding a new market area to the business of the Bank. While we believe that an increase to earnings is achievable, it is possible that such increase could turn out to be more difficult to achieve than we anticipated. Our estimates depend on our ability to integrate the business of the Titusville branch into our current operations in a manner that allows for increased revenue to be realized. Our ability to realize increases in revenue will depend, in part, on our ability to retain customers and employees, and to capitalize on existing relationships for the provision of additional products and services. If our estimates turn out to be incorrect or we are not able to successfully integrate the Titusville branch, the anticipated increased earnings may not be realized fully or at all, or may take longer to realize than expected.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

        FDIC insurance premiums have increased substantially in 2009 already, and we expect to pay significantly higher FDIC premiums in the future. A large number of bank failures has significantly depleted the deposit insurance fund and reduced the ratio of reserves to insured deposits. The FDIC adopted a revised risk-based deposit insurance assessment schedule on February 27, 2009, which raised deposit insurance premiums. On May 22, 2009, the FDIC also implemented a five basis point special assessment of each insured depository institution's assets minus Tier 1 capital as of June 30, 2009, but no more than 10 basis points times the institution's assessment base for the second quarter of 2009, to be collected on September 30, 2009. Additional special assessments may be imposed by the FDIC in the future, including a possible additional assessment in 2009. We participate in the FDIC's Temporary Liquidity Guarantee Program, or TLG, for noninterest-bearing transaction deposit accounts. Banks that participate in the TLG's noninterest-bearing transaction account guarantee will pay the FDIC an annual assessment of 10 basis points on the amounts in such accounts above the amounts covered by FDIC deposit insurance. To the extent that these TLG assessments are insufficient to cover any loss or expenses arising from the TLG program, the FDIC is authorized to impose an emergency special assessment on all FDIC-insured depository institutions. The FDIC has authority to impose charges for the TLG program upon depository institution holding companies, as well. The TLG is scheduled to end December 31, 2009, but the FDIC has proposed extending TLG to June 30, 2010, but charging a higher fee to banks that elect to participate in the extension. These changes will cause our deposit insurance expense to increase. These actions could significantly increase our noninterest expense in 2009 and for the foreseeable future.

        On September 28, 2009, the FDIC proposed to recapitalize the Deposit Insurance Fund by requiring insured institutions to prepay their insurance premiums for the quarter ending December 31, 2009, and for the years ending December 31, 2010, 2011 and 2012. The proposed prepayment would be due December 30, 2009. The FDIC further proposed that assessments for the years ending December 31, 2011 and 2012 would increase by three basis points, and would be based upon assumed increases in insured deposits of 5% annually through 2012. An increase in assessment rates will result in a further increase in our FDIC general insurance premium expense, and the prepayment of insurance premiums will increase our non-earning assets.

Changes in interest rates and other factors beyond our control could have an adverse impact on our financial performance and results.

        By nature, all financial institutions are impacted by changing interest rates. Among other issues, changes in interest rates may affect the following:

  •
  the demand for new loans;

  •
  the value of our interest-earning assets;

  •
  prepayment speeds experienced on various asset classes, particularly residential mortgage loans;

  •
  credit profiles of existing borrowers;

  •
  rates received on loans and securities;

  •
  our ability to obtain and retain deposits in connection with other available investment alternatives; and

  •
  rates paid on deposits and borrowings.

        Significant fluctuations in interest rates may have an adverse effect upon our financial condition and results of operations. The rates that we earn on our assets and the rates that we pay on our liabilities are generally fixed for a contractual period of time. We, like many financial institutions, have liabilities that generally have shorter contractual maturities than our assets. This imbalance can create significant earnings volatility, because market interest rates change over time. In a period of rising interest rates, the interest income earned on our assets may not increase as rapidly as the interest paid on our liabilities. In a period of declining interest rates, the interest income earned on our assets may decrease more rapidly than the interest paid on our liabilities.

        In addition, changes in interest rates can also affect the average life of our loans and mortgage-backed and related securities. A reduction in interest rates results in increased prepayments of loans and mortgage-backed and related securities, as borrowers refinance their debt in order to reduce their borrowing cost. This causes reinvestment risk. This means that we may not be able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities.

There are increased risks involved with commercial real estate and commercial business and consumer lending activities.

        Our lending activities include loans secured by commercial real estate. Commercial real estate lending generally is considered to involve a higher degree of risk than single-family residential lending due to a variety of factors, including generally larger loan balances and the dependency on successful operation of the project for repayment. Our lending activities also include commercial business loans to small to medium businesses, which generally are secured by various equipment, machinery and other corporate assets, and a wide variety of consumer loans, including home equity and second mortgage loans, automobile loans and unsecured loans. Although commercial business loans and consumer loans generally have shorter terms and higher interest rates than mortgage loans, they generally involve more risk than mortgage loans because of the nature of, or in certain cases the absence of, the collateral which secures such loans.

        In addition, we have a concentration of higher balance commercial real estate and commercial business loans with a limited number of borrowers in our market area. As a result, we have a greater risk of a significant loss due to such concentration and a greater risk of loan defaults in the event of an economic downturn in our market area as adverse economic changes may have a negative effect on the ability of our borrowers to make timely repayment of their loans.

Strong competition within our market area may limit our growth and profitability.

        Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, and other financial intermediaries operating locally and elsewhere. Some of our competitors have greater name recognition and market presence that benefits them in attracting business and offer certain services that we do not provide. In addition, larger competitors may be able to price loans and deposits more aggressively than we do, which could affect our ability to grow and remain profitable on a long term basis. Our profitability depends upon our continued ability to successfully compete in our market area.

Government regulation will significantly affect the Bank's business, and may result in higher costs and lower shareholder returns.

        The banking industry is heavily regulated. Banking regulations are primarily intended to protect the federal deposit insurance funds and depositors, not shareholders. We are subject to extensive regulation, supervision and examination by federal, state and local governmental authorities, including the Federal Reserve Board and the Office of the Comptroller of the Currency. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. Changes in the laws, regulations and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policy may also affect our ability to attract deposits and other funding sources, make loans and investments, and achieve satisfactory interest spreads.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of our common stock in the offering, after underwriting discounts and estimated expenses, will be approximately $             million. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds, after underwriting discounts and expenses, will be approximately $             million. In each case, this assumes the deduction of estimated offering expenses of $        and the underwriting discount.

        We intend to use the net proceeds of this offering for general corporate purposes and may contribute some portion of the net proceeds in the form of capital to the Bank, which will use any such amount for general corporate purposes, including for anticipated balance sheet growth both organically, such as through establishing new branches, or by acquiring branches or other financial institutions, including possible future acquisitions of failed institutions that the FDIC has placed into receivership. We do not have any agreements or commitments with respect to any acquisitions. We also expect that the Bank will continue to have capital ratios that meet or exceed "well capitalized" levels after giving effect to this offering.

        Subject to regulatory approval, we also intend to use the net proceeds from this offering to redeem all of our Series A Preferred Stock, which were issued to the U.S. Treasury as part of the CPP. In addition, we may repurchase the warrant that was issued to the U.S. Treasury in connection with that transaction. We will need the approval of our primary regulators prior to repurchasing these securities, which approval we have not currently sought to obtain. There can be no assurance that such approval will be granted, and if so granted, when the Series A Preferred Stock and the warrant will be repurchased.

        In addition, we expect to repay approximately $5.0 million on our outstanding revolving line of credit from the net proceeds of this offering. The line of credit has an interest rate of prime plus 0.5%, currently 4.75%, for borrowed funds and a maturity date of August 26, 2011. Following the branch acquisition, this indebtedness was used to maintain our compliance with regulatory capital ratios.

CAPITALIZATION

        The following table sets forth our capitalization at September 30, 2009. Our capitalization is presented on a historical basis and on a pro forma basis as if the offering had been completed as of September 30, 2009 and assuming:

  •
  the sale of 1,250,000 shares of common stock at a price of $16.00 per share, based on the last reported sale price of our common stock on the OTC Bulletin Board on November 2, 2009; the price at which the common stock is sold in this offering may be higher or lower than $16.00, and we may sell a greater or lesser number of shares in this offering;

  •
  the net proceeds to us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in this offering of $18,164,889;

  •
  the Company's short-term borrowed funds are repaid;

  •
  the Series A Preferred Stock is redeemed and the related warrant are repurchased; and

  •
  the underwriters' over-allotment option is not exercised.

        The following information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2008, and the notes thereto, and our unaudited consolidated financial statements for the nine months ended September 30, 2009, and the notes thereto, included herein.

	September 30, 2009
	Actual	As Adjusted
	(Unaudited) (Dollars in thousands)
Liabilities:
Short-term borrowed funds	$5,000	$—
Stockholders' Equity:
Preferred Stock, $1.00 par value, 3,000,000 shares authorized, 7,500 shares, Series A Preferred Stock, $1,000 liquidation value issued and outstanding	7,426	—
Warrants, 50,111 actual, 25,056 as adjusted	88	—
Common Stock, $1.25 par value, 12,000,000 shares authorized; shares issued and outstanding 1,431,404 actual; 2,681,404 as adjusted	1,949	3,512
Additional paid-in capital	14,651	31,253
Treasury stock, at cost; 128,107 shares	(2,653)	(2,653)
Retained earnings	15,793	15,793
Accumulated other comprehensive income	241	241
Total Stockholders' Equity	$37,495	$48,146
Capital Ratios for the Company(1):
Tier 1 to risk-weighted assets ratio	12.43%	18.62%
Total capital to risk-weighted assets	11.31%	17.51%
Tier 1 capital to average assets ratio	7.55%	11.36%

(1)
The as adjusted capital ratios assume the initial deployment of the net proceeds of the offering in short term investments carrying a 20% risk weighting under applicable regulations.

MARKET FOR COMMON STOCK AND DIVIDEND POLICY

Listings and Markets

        Our common stock is quoted on the OTC Bulletin Board under the symbol "EMCF." The listed market makers for our common stock include:

Boenning and Scattergood, Inc. 4 Tower Bridge, Suite 300 200 Bar Harbor Drive West Conshohocken, PA 19428 Telephone: (800) 889-6440	Janney Montgomery Scott LLC 1801 Market Street Philadelphia, PA 19103-1675 Telephone: (215) 665-6000	Monroe Securities, Inc. 100 North Riverside Plaza Suite 1620 Chicago, IL 60606 Telephone: (312) 327-2530

        We have received approval to list our common stock on the NASDAQ Capital Market under the symbol "EMCF." We expect that our common stock will begin trading on the NASDAQ Capital Market on November 6, 2009.

Stock Price and Cash Dividend Information

        The following table sets forth the high and low sale and quarter-end closing market prices of our common stock as quoted on the OTC Bulletin Board, as well as cash dividends paid for the quarterly periods presented. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Market Price
				Per Share Cash Dividend
	High	Low	Close
2009:
Fourth quarter (through November 2, 2009)	$17.10	$15.90	$16.00		(1)
Third quarter	$18.30	$15.85	$17.10	$0.14
Second quarter	23.50	17.50	18.00	0.14
First quarter	23.50	18.00	21.50	0.32
2008:
Fourth quarter	$24.50	$20.05	$23.50	$0.34
Third quarter	26.50	21.00	24.00	0.32
Second quarter	28.00	24.60	25.75	0.32
First quarter	28.35	24.55	26.50	0.32
2007:
Fourth quarter	$28.25	$25.20	$25.75	$0.67
Third quarter	27.75	25.00	25.60	0.29
Second quarter	27.00	23.50	25.25	0.29
First quarter	31.00	26.75	27.25	0.29

(1)
Dividends have historically been paid in the third month of the quarter.

        On November 2, 2009, the last reported per share closing price of our common stock on the OTC Bulletin Board was $16.00.

Number of Stockholders and Shares Outstanding

        As of November 2, 2009, there were approximately 722 stockholders of record and 1,431,404 shares of common stock entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or "street" name.

Dividend Policy

        We have traditionally paid regular quarterly cash dividends. Future dividends will be determined by our board of directors after giving consideration to the Company's financial condition, results of operations, tax status, industry standards, economic conditions and other factors. Dividends will also depend upon the receipt of dividends from the Bank, which is our primary source of income. The Bank is subject to certain regulatory restrictions that may limit its ability to pay dividends to us. In addition, under the terms of the Stock Purchase Agreement with the U.S. Treasury, the Company is required to obtain the consent of the U.S. Treasury to pay quarterly dividends in excess of $0.32 per share until December 23, 2011, or the earlier redemption of the Series A Preferred Stock.

Dividend Reinvestment and Stock Purchase Plan

        Common stockholders may have the cash dividends paid by the Company reinvested to purchase additional shares of our common stock. Participants may also make optional cash purchases of our common stock through this plan and pay no brokerage commissions or fees.

DESCRIPTION OF EMCLAIRE CAPITAL STOCK

General

        We are authorized to issue 12,000,000 shares of common stock, $1.25 par value per share, and 3,000,000 shares of serial preferred stock, $1.00 par value per share. Each share of our common stock has the same relative rights and is identical in all respects to each other share of Emclaire common stock.

        The common stock of Emclaire represents nonwithdrawable capital, is not an account of any type, and is not insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

        Voting Rights.    The holders of shares of our common stock have exclusive voting rights in the Company. They will elect our board of directors and act on other matters as are required to be presented to them under Pennsylvania law or as are otherwise presented to them by the board of directors. Except as discussed in "Anti-Takeover Effects of Certain Provisions of Our Charter Documents and Law," each holder of shares of our common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If we issue any shares of preferred stock, holders of the preferred stock may also possess voting rights.

        Dividends.    We may pay dividends if, as and when declared by our board of directors. The payment of dividends is limited by law and applicable regulation. See "Stock and Dividend Information—Dividend Policy." The holders of shares of our common stock will be entitled to receive and share equally in dividends declared by our board of directors. If we issue preferred stock, the holders of the preferred stock may have a priority over the holders of our common stock with respect to dividends. The U.S. Treasury, as the holder of our Series A Preferred Stock, has priority of the holders of our common stock with respect to dividends.

        Liquidation Rights.    In the event of any liquidation, dissolution or winding up of the Bank, Emclaire, as the sole holder of the Bank's capital stock, would be entitled to receive all of the assets of the Bank available for distribution, after payment or provision for payment of all debts and liabilities of the Bank, including all deposit accounts and accrued interest, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders.

        In the event of any liquidation, dissolution or winding up of the Emclaire, the holders of shares of our common stock would be entitled to receive all of the assets of the Company available for distribution, after payment or provision for payment of all our debts and liabilities. If we issue preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock upon liquidation or dissolution. The U.S. Treasury, as the holder of our Series A Preferred Stock, has a liquidation preference over the holders of our common stock.

        Preemptive Rights.    Holders of shares of our common stock will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Illinois Stock Transfer Company, Chicago, Illinois.

Listing

        We have received approval to list our common stock on the NASDAQ Capital Market under the symbol "EMCF." We expect that our common stock will begin trading on the NASDAQ Capital Market starting on November 6, 2009.

Anti-Takeover Effects of Certain Provisions of Our Charter Documents and Law

        The following discussion is a general summary of certain provisions of federal and Pennsylvania law and our articles of incorporation and bylaws that may be deemed to have an "anti-takeover" effect. For a complete description, we refer you to the applicable federal and Pennsylvania law and our amended and restated articles of incorporation and bylaws. Copies of our amended and restated articles of incorporation and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find Additional Information."

        Our Amended and Restated Articles of Incorporation and Bylaws.    Our amended and restated articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might be deemed to have a potential anti-takeover effect. In addition, these provisions will also render the removal of our board of directors or management more difficult.

        Directors.    Our board of directors is classified into three classes. The members of each class are elected for a term of three years, and only one class of directors will be elected annually. Therefore, it takes at least two annual elections to replace a majority of our board.

        Shareholder Nominations.    Shareholders who would like to nominate candidates for election to our board of directors at an annual meeting of shareholders must give advance notice and provide certain information to the Company.

        Special Meetings.    Special meetings of our shareholders may only be called by the president of the Company, or the majority of the board of directors or the board's executive committee.

        Cumulative Voting.    Cumulative voting rights do not exist with respect to the election of directors.

        Preferred Stock.    Our board of directors has the authority to issue shares of preferred stock, without shareholder approval, with voting, dividend, liquidation and conversion rights that rank higher to the rights of our common stock and that could impede an attempt to gain control of the Company.

        Merger, Consolidation, Liquidation or Dissolution.    A merger, consolidation, liquidation or dissolution of the Company, or any action that would result in the sale or other disposition of all or substantially all of our assets, must be approved by the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock.

        Amendment to Articles of Incorporation and Bylaws.    Under Pennsylvania law, amendment of our amended and restated articles of incorporation, except for certain provisions, requires the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter. Amendment of Article 8 of our amended and restated articles of incorporation, which relates to the approval of any merger, consolidation, liquidation or dissolution of Emclaire, requires an affirmative vote of the holders of at least 80% of the outstanding shares of our common stock.

        Amendment of our bylaws requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock or a majority vote of the members of the board of directors. Any amendment of the bylaws by a majority vote of the board may be changed by the affirmative vote of the holders of two-thirds of the outstanding shares of our common stock.

        Pennsylvania Business Corporation Law.    The Pennsylvania Business Corporation Law, or PBCL, also contains certain applicable provisions that may have the effect of deterring or discouraging an attempt to take control of Emclaire. These provisions, among other things:

  •
  Require that, following any acquisition by any person or group of 20% of a public corporation's voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from such person or group in an amount equal to the "fair value" of the shares, including an increment representing a proportion of any value payable for control of the corporation;

  •
  Prohibit for five years, subject to certain exceptions, a "business combination," which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets with a person or group beneficially owning 20% or more of a public corporation's voting power;

  •
  Prevent a person or group acquiring different levels of voting power (20%, 33% and 50%) from voting any shares over the applicable threshold, unless "disinterested shareholders" approve such voting rights;

  •
  Require any person or group that publicly announces that it may acquire control of a corporation, or that acquires or publicly discloses an intent to acquire 20% or more of the voting power of a corporation, to disgorge to the corporation any profits that it receives from sales of the corporation's equity securities purchased over the prior 18 months;

  •
  Expand the factors and groups, including shareholders, which a corporation's board of directors can consider in determining whether an action is in the best interests of the corporation;

  •
  Provide that a corporation's board of directors need not consider the interests of any particular group as dominant or controlling;

  •
  Provide that a corporation's directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control;

  •
  Provide that actions relating to acquisitions of control that are approved by a majority of "disinterested directors" are presumed to satisfy the directors' fiduciary duty, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

  •
  Provide that the fiduciary duty of a corporation's directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

        Pennsylvania-chartered corporations may exempt themselves from these anti-takeover provisions. Our articles of incorporation do not provide for an exemption from any of these provisions.

        Change in Control Regulations.    Under applicable Federal Reserve regulations, any person, which includes an individual or an entity, acting directly or indirectly, or through or in concert with one more persons, must give the FRB at least 60 days prior written notice before acquiring control of a bank or bank holding company. Control is considered to exist when a person, among other things, acquires ownership, control, or power to vote 25 percent or more of the outstanding shares of any class of voting securities of the financial institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have occurred, subject to rebuttal, upon the acquisition of more than 10 percent of any class of voting stock, or of more than 25 percent of any class of stock, of a bank or bank holding company, where certain enumerated control factors are also present in the acquisition.

        Pennsylvania law has a similar statute except that control is considered to have been acquired when a person, among other things, has acquired more than 10 percent (or 5 percent in certain circumstances) of any class of the outstanding shares of an institution or corporation or the ability to control the election of a majority of the directors of an institution or corporation.

Preferred Stock

        We will not issue any shares of preferred stock in this offering. We are authorized to issue up to 3,000,000 shares of serial preferred stock. Our board of directors has the authority to fix and determine the voting rights, designations, preferences and other special rights of the preferred stock. Our board of directors can, without shareholder approval, authorize shares of preferred stock to be issued with voting, dividend, liquidation and conversion rights that rank higher to the rights of the common stock. The issuance of preferred stock, therefore, could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Series A Preferred Stock

        On December 23, 2008, pursuant to the Capital Purchase Program, we issued to the U.S. Treasury 7,500 shares of Series A Preferred Stock, with a liquidation preference of $1,000 per share, par value $1.00 per share, for a total price of $7,500,000. The holders of the Series A Preferred Stock have preferential dividend and liquidation rights over holders of our common stock. The Series A Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. The Series A Preferred Stock is non-voting, except in limited circumstances. Prior to December 23, 2011, unless we have redeemed all of the Series A Preferred Stock or the U.S. Treasury has transferred all of the Series A Preferred Stock to third parties, the consent of the U.S. Treasury will be required for us to, among other things, repurchase or otherwise acquire any of our shares of common stock or trust preferred securities, subject to certain limited exceptions. For example, so long as any of our Series A Preferred Stock is outstanding, we may not repurchase or otherwise acquire any of our outstanding common stock unless we are current in our dividend payments on our outstanding Series A Preferred Stock. We may not redeem the Series A Preferred Stock without requisite regulatory approval.

        Voting Rights.    Except as indicated below or otherwise required by law, the holders of Series A Preferred Stock will not have any voting rights.

                Election of Two Directors upon Non-Payment of Dividends.    If the dividends on the Series A Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the holders of Series A Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect two members of our Board of Directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. Our amended and restated by-laws provide that in the event such voting right is triggered, the authorized number of directors on our Board of Directors will be increased by two members.

        Upon the termination of the right of the holders of Series A Preferred Stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office will terminate immediately and the number of our authorized directors will be reduced by the number of preferred stock directors that the holders of Series A Preferred Stock and voting parity stock had been entitled to elect. The holders of a majority of shares of Series A Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares Series A Preferred Stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

                Other Voting Rights.    So long as any shares of Series A Preferred Stock are outstanding, in addition to any other vote or written consent of stockholders required by law or by our amended and restated certificate of incorporation, the vote or written consent of the holders of at least 66 2/3% of the shares of Series A Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating:

  •
  any amendment or alteration of the certificate of determination for the Series A Preferred Stock or our amended and restated certificate of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends and/or distribution of assets on our liquidation, dissolution or winding up;

  •
  any amendment, alteration or repeal of any provision of the certificate of determination for the Series A Preferred Stock so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

  •
  any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock or of a merger or consolidation by us with another entity, unless the shares of Series A Preferred Stock remain outstanding following any such transaction or, if we are not the surviving entity, such shares are converted into or exchanged for preference securities and such remaining outstanding shares of Series A Preferred Stock or preference securities have rights, preferences, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series A Preferred Stock, taken as a whole.

        To the extent of the voting rights of the Series A Preferred Stock, each holder of Series A Preferred Stock will be entitled to one vote for each share of Series A Preferred Stock held.

        The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series A Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect the redemption.

        Liquidation Rights.    If we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, the holders of Series A Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of Series A Preferred Stock will be entitled to receive the total liquidation amount out of our assets, if any, that are available for distribution to stockholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series A Preferred Stock.

        If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series A Preferred Stock and all holders of other shares of stock ranking equally with the Series A Preferred Stock, the amounts paid to the holders of Series A Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount of those holders. If the total liquidation amount per share of Series A Preferred Stock has been paid in full to all holders of Series A Preferred Stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series A Preferred Stock will be entitled to receive all remaining assets of the Company according to their respective rights and preferences. For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding up of our affairs.

        Dividends Payable On Shares of Series A Preferred Stock    The holders of Series A Preferred Stock are entitled to receive, if and when declared by our Board of Directors, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock with respect to each dividend period during the five year period following December 23, 2008 and are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on (i) the liquidation preference of $1,000 per share of Series A Preferred Stock and (ii) the amount of accrued and unpaid dividends for any prior dividend period on such shares, if any, thereafter.

        Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series A Preferred Stock are payable to the holders of record of shares of Series A Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the Board of Directors determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

        Dividends on the Series A Preferred Stock will be cumulative. If for any reason our Board of Directors does not declare a dividend on the Series A Preferred Stock for a particular dividend period, or if the Board of Directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

        We are required to provide written notice to the holders of shares of Series A Preferred Stock prior to the applicable dividend payment date if we determine not to pay any dividend or a full dividend with respect to the Series A Preferred Stock.

        We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve Board is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

        Priority of Dividends.    With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A Preferred Stock will rank (i) senior to our common stock and all other equity securities designated as ranking junior to the Series A Preferred Stock; and (ii) at least equally with all other equity securities designated as ranking on a parity with the Series A Preferred Stock, referred to as parity stock with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding up of the Company.

        So long as any share of Series A Preferred Stock remains outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been contemporaneously declared and paid in full, no dividend or distribution may be declared or paid on shares of common stock or any other shares of junior stock, other than a dividend payable solely in shares of common stock. In addition, we may not repurchase, redeem or otherwise acquire for consideration any shares of common stock or other junior stock unless all accrued and unpaid dividends for all past dividend periods on the Series A Preferred Stock are fully paid, other than: (i) redemptions, purchases or other acquisitions of shares of common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business pursuant to a publicly announced repurchase plan; (ii) any dividends or distributions of rights or junior stock in connection with a stockholders' rights plan or any redemption or repurchase of rights pursuant to any stockholders' rights plan; (iii) the acquisition by the Company of record ownership in junior stock or parity stock for the beneficial ownership of any other persons (other than the Company or any of its subsidiaries), including as trustees or custodians; and (iv) the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock, but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before December 23, 2008, or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

        On any dividend payment date for which full dividends on the Series A Preferred Stock and any other parity stock are not paid, or declared and funds set aside therefor, all dividends paid or declared with respect to the Series A Preferred Stock and any other parity stock will be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

        Subject to the foregoing, such dividends (payable in cash, securities or other property) as may be determined by the Board of Directors may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series A Preferred Stock, from time to time out of any funds legally available for such payment, and the holders of Series A Preferred Stock will not be entitled to participate in any such dividends.

        Redemption.    The Series A Preferred Stock may not be redeemed prior to February 15, 2012, except with the proceeds from one or more "qualified equity offerings" which results in aggregate gross proceeds to the Company of not less than $1,875,000, which equals 25% of the aggregate liquidation amount of the Series A Preferred Stock on the date of issuance. A "qualified equity offering" means the sale and issuance by the Company to persons other than the Company or any of its subsidiaries after December 23, 2008 of Tier 1 qualifying perpetual preferred stock or common stock for cash. Qualified equity offerings do not include sales and issuances made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or prior to October 13, 2008. In such a case, we may redeem the Series A Preferred Stock, subject to the approval of the appropriate federal banking agency, in whole or in part, at any time and from time to time, upon notice as described below, up to a maximum amount equal to the aggregate net cash proceeds received by us from such qualified equity offerings.

        On or after February 15, 2012, the Series A Preferred Stock may be redeemed, in whole or in part, at any time and from time to time, at the Company's option. All such redemptions will be at 100% of its issue price, plus any accrued and unpaid dividends, and will be subject to the approval of the appropriate federal banking agency. Following any such redemption by the Company, we will have the right to repurchase any of our other equity securities held by the U.S. Treasury at fair market value. In connection with the adoption of the ARRA, subject to the approval of the U.S. Treasury and the appropriate federal banking agency, we may repurchase the Series A Preferred Stock at any time regardless of whether or not we have replaced such funds from any other source.

        The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series A Preferred Stock have no right to require the redemption or repurchase of the Series A Preferred Stock.

        If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata or in such other manner as the Board of Directors may determine to be fair and equitable.

        Shares of Series A Preferred Stock that are redeemed, repurchased or otherwise acquired by the Company will revert to authorized but unissued shares of our preferred stock.

        U.S. Treasury Warrant.    In connection with the U.S. Treasury's purchase of our Series A Preferred Stock, we issued to the U.S. Treasury, or the warrantholder, a warrant exercisable for 50,111 shares of our common stock (subject to adjustment as described below) at an initial exercise price of $22.45 per share, referred to as the warrant. The warrant may be exercised at any time on or before 5:00 p.m., New York City time, on December 23, 2018 by surrender of the warrant and a completed notice of exercise attached as an annex to the warrant together with payment of the exercise price for the shares of common stock for which the warrant is being exercised. The exercise price may be paid either by our withholding of such number of shares of common stock issuable upon exercise of the warrant equal to the value of the aggregate exercise price of the warrant determined by reference to the market price of our common stock on the trading day on which the warrant is exercised or, if agreed to by us and the warrantholder, by the payment of cash equal to the aggregate exercise price.

        If we complete one or more qualified equity offerings on or prior to December 31, 2009 that result in our receipt of aggregate gross proceeds of at least $7,500,000, which is equal to 100% of the aggregate liquidation preference of the Series A Preferred Stock, the number of shares of common stock underlying the warrant then held by the warrantholder will be reduced by an amount equal to one-half of the number of shares initially covered by the warrant.

        Rights as a Stockholder.    The warrantholder will have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the warrant has been exercised.

        Transferability.    The warrantholder may not transfer a portion of the warrant with respect to more than 25,056 shares of common stock until the earlier of (i) the date on which the Company has received aggregate gross proceeds of not less than $7,500,000 from one or more qualified equity offerings and (ii) December 31, 2009. The warrant, and all rights under the warrant, are otherwise transferable.

        Adjustments to the Warrant.    Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations.    The number of shares for which the warrant may be exercised, and the exercise price of the warrant, will be proportionately adjusted in the event we pay dividends or make distributions of our common stock, subdivide, combine or reclassify outstanding shares of our common stock.

        Anti-dilution Adjustment.    Until the earlier of December 23, 2011, and the date the initial warrantholder no longer holds the warrant (and other than in certain permitted transactions described below), if we issue any shares of common stock (or securities convertible or exercisable into common stock) for less than 90% of the market price of the common stock on the last trading day prior to pricing such shares, then the number of shares of common stock into which the warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances: (i) as consideration for or to fund the acquisition of businesses and/or related assets; (ii) in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our Board of Directors; (iii) in connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions; and (iv) in connection with the exercise of preemptive rights on terms existing as of December 23, 2008.

        Other Distributions.    If we declare any dividends or distributions other than our historical, ordinary cash dividends, the exercise price of the warrant will be adjusted to reflect such a distribution.

        Certain Repurchases.    If we effect a pro rata repurchase of common stock, then both the number of shares issuable upon exercise of the warrant and the exercise price will be adjusted.

        Business Combinations.    In the event of a merger, consolidation or similar transaction involving the Company and requiring stockholder approval, the warrantholder's right to receive shares of our common stock upon exercise of the warrant will convert into the right to exercise the warrant for the consideration that would have been payable to the warrantholder with respect to the shares of common stock for which the warrant may be exercised, as if the warrant had been exercised prior to such merger, consolidation or similar transaction.

        Registration Rights.    The Series A Preferred Stock and the warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act. Under the terms of the Stock Purchase Agreement, we entered into with the U.S. Treasury, we agreed to register the Series A Preferred Stock, the warrant and the shares of our common stock underlying the warrant if requested by the U.S. Treasury within ten days of receiving written notice of our intention to effect a registration statement. On October 20, 2009, we provided the U.S. Treasury with written notice of this offering. After expiration of the ten day period, the U.S. Treasury did not elect to exercise such registration right.

UNDERWRITING

        We are offering the shares of common stock described in this prospectus through Sandler O'Neill & Partners L.P., as the representative of the several underwriters. We have entered into an underwriting agreement with the underwriters, dated                        , 2009. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Sandler O'Neill & Partners, L.P.
Boenning & Scattergood, Inc.

Total

        The underwriters are committed to purchase and pay for all such shares of common stock, if any are purchased.

        We expect that some of our officers and directors will purchase shares of our common stock in this offering at the public offering price set forth on the cover page of this prospectus. Any shares purchased by our executive officers or directors will be subject to the restrictions on resale included in the lock-up agreements described below.

        We have granted to the underwriters an option, exercisable no later than 30 calendar days after the date of this prospectus, which is dated the same date as the underwriting agreement, to purchase up to an aggregate of                        additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock.

        The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain securities dealers at the public offering price, less a concession not in excess of $                per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $                per share on sales to other dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

        The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Price to public	$	$	$
Underwriting discount
Proceeds to us, before expenses

        We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $                  , and are payable by us. In addition to the underwriting discount, we have agreed to reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with the offering, regardless of whether the offering is consummated, including, without limitation, certain disbursements, fees and expenses of underwriters' counsel and marketing, syndication and travel expenses, up to a maximum aggregate amount of $150,000 before our consent to additional expenses is required; provided, however, in no event shall we be required to reimburse the underwriters for their reasonable out-of-pocket expenses in excess of $300,000.

        The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

        The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at its discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

        Lock-up Agreement.    We, and each of our executive officers and directors, have agreed, for the period beginning on and including the date of this prospectus through and including the date that is 90 days after the date of this prospectus, not to (i) sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock, any securities of our company that are substantially similar to our common stock or any securities convertible into, repayable with, exchangeable or exercisable for, or that represent the right to receive any shares of our common stock or any securities of our company that are substantially similar to our common stock, whether currently owned or thereafter acquired by such executive officer or director or with respect to which such executive officer or director has or thereafter acquires the power of disposition or (ii) publicly announce an intention to do any of the immediately preceding restricted transactions. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of our common stock or other securities, in cash or otherwise. The 90-day restricted period will be automatically extended if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the date on which the earnings release is issued or the material news or material event related to us occurs.

        The restrictions described in the preceding paragraph will not apply to (i) a bona fide gift or gifts by any of our executive officers or directors, provided that the donee or donees thereof agree to be bound in writing by the restrictions described in the preceding paragraph, (ii) a transfer by any of our executive officers or directors to any trust for the direct or indirect benefit of that executive officer or director or his or her immediate family, provided that the trustee of the trust agrees to be bound by the restrictions described in the preceding paragraph, and provided further that any such transfer shall not involve a disposition for value, (iii) the issuance by us of common stock to the underwriters pursuant to the underwriting agreement; (iv) the issuance by us of shares, and options to purchase shares, of our common stock pursuant to stock option plans, as those plans are in effect on the date of this prospectus; (v) the issuance by us of shares of our common stock upon the exercise of stock options that are outstanding on the date of this prospectus, and the issuance by us of shares of our common stock upon the exercise of stock options issued after the date of this prospectus under stock option plans referred to in clause (iv) of this sentence, as those plans are in effect on the date of this prospectus; (vi) our executive officers or directors upon the exercise of stock options that were granted by us prior to and were outstanding as of the date of this prospectus, where common stock received upon any such exercise is held such executive officer or director, individually or as fiduciary, in accordance with the terms of the restrictions set forth in the lock-up agreement, (vii) a pledge of common stock by certain of our executive officers and directors that existed prior to the date of this prospectus, or (viii) a transaction that receives the prior written consent of the underwriters. For purposes of this paragraph, "immediate family" shall mean any relationship by blood, marriage or adoption not more remote than first cousin.

        The underwriters may, in their sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.

        Indemnity.    We and our subsidiary, The Farmers National Bank of Emlenton, agreed, jointly and severally, to indemnify the underwriters, persons who control the underwriters, and the underwriters' partners, directors, officers, employees and agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

        Proposed and Current Market.    We have received approval to list our common stock on the NASDAQ Capital Market under the symbol "EMCF." We expect that our common stock will begin trading on the NASDAQ Capital Market starting on November 6, 2009. Currently, our common is quoted on the OTC Bulletin Board under the symbol "EMCF."

        Stabilization.    In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

        Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

        Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position, which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

        Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing, there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

        Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Capital Market or otherwise and, if commenced, may be discontinued at any time.

        In addition, in connection with this offering the underwriters may engage in passive market making transactions in our common stock on The NASDAQ Capital Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The NASDAQ Capital Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

        Other.    Though no arrangements currently exist, the underwriters or their affiliates may provide us with advisory services in connection with a merger or acquisition involving us or one of our subsidiaries during the 90 days following effectiveness. The underwriters and their affiliates will not receive any "item of value" as compensation for such services. They will receive customary cash compensation for any such services, which is excluded from the definition of item of value under Financial Industry Regulatory Authority Rule 5110(c)(3)(B).

LEGAL MATTERS

        The validity of the shares of common stock offered hereby and selected other legal matters in connection with the offering will be passed upon for us by the law firm of Patton Boggs LLP, Washington, DC. Attorneys at Patton Boggs LLP own an aggregate of approximately                  shares of Emclaire common stock. DLA Piper LLP (US) will pass upon certain legal matters for the underwriters.

EXPERTS

        The consolidated financial statements of Emclaire Financial Corp. as of December 31, 2008 and 2007 and for each of the two years in the period ended December 31, 2008 incorporated by reference in this Prospectus and in the Registration Statement have been so incorporated in reliance on the report of Beard Miller Company LLP, the predecessor to ParenteBeard LLC and an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

        On October 1, 2009, Beard Miller Company LLP combined its accounting and auditing practice with ParenteBeard LLC. As a result, Beard Miller Company LLP ceased to be the auditor for the Company and ParenteBeard LLC was engaged as the Company's auditors on October 1, 2009.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered in this prospectus. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. Such information can be examined without charge at the public reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330.

        The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Emclaire, that file electronically with the SEC. The address for this web site is http://www.sec.gov. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions and are not necessarily complete; each such statement is qualified by reference to such contract or document.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" information into this prospectus from the documents listed below that we have previously filed with the SEC (file no. 000-18464). This means that we can disclose important information to you by referring you to another document without restating that information in this document. Any information incorporated by reference into this prospectus is considered to be part of this prospectus from the date we file that document. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus.

        We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents, or information deemed to have been furnished and not filed in accordance with SEC rules):

  (a)
  Our Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 27, 2009;

  (b)
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, as filed on May 14, 2009, August 14, 2009 and November 3, 2009, respectively;

  (c)
  Our Current Reports on Form 8-K filed on January 28, 2009, March 20, 2009, April 7, 2009, April 17, 2009, July 22, 2009, August 28, 2009, October 6, 2009 and the Form 8-K/A filed on November 3, 2009;

  (d)
  Portions of our proxy statement for the annual meeting of stockholders held on April 22, 2009 that have been incorporated by reference in our 2008 Annual Report on Form 10-K; and

  (e)
  The description of our common stock contained in the Registration Statement on Form 8-A filed April 30, 1997.

        Upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement, but not delivered with the prospectus. You may access these filings via our website, www.farmersnb.com, or you may request a copy of these filings at no cost, by writing or telephoning us as follows:

  Emclaire Financial Corp.
  Attn: William C. Marsh, Chairman of the Board,
  President and Chief Executive Officer
  612 Main Street
  Emlenton, PA 16373
  (724) 867-2311

1,250,000 Shares

Common Stock

PROSPECTUS

S A N D L E R O ' N E I L L + P A R T N E R S, L . P .
B O E N N I N G & S C A T T E R G O O D , I N C .

                        , 2009

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the common stock being registered hereby, all of which will be borne by us (except any underwriting discounts and commissions and expenses incurred for brokerage, accounting, tax or legal services or any other expenses incurred in disposing of the shares). All amounts shown are estimates, except the fees payable to the SEC, The NASDAQ Stock Market and the Financial Industry Regulatory Authority, or FINRA.

Type of Expense	Amount
SEC registration fee	$1,283
FINRA filing fees	2,600
NASDAQ listing fee	55,000
Legal fees and expenses	375,000
Accounting fees and expenses	25,000
Printing fees and expenses	75,000
Miscellaneous expenses	1,228

Total Expenses	$535,111

Item 14.    Indemnification of Directors and Officers.

        Limitation of Liability of Directors.    Section 1713 of the Pennsylvania Business Corporation Law ("PBCL") permits a corporation to provide in its bylaws that a director shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director unless (a) the director has breached or failed to perform the duties of his office under Pennsylvania law, and (b) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. Such provision shall not apply to (i) the responsibility or liability of a director pursuant to a criminal statute, or (ii) the liability of a director for the payment of taxes pursuant to Federal, State or local law.

        Emclaire's bylaws provide for such limitation of liability to the fullest extent permitted by the PBCL. Section 12.5 of the bylaws states that directors shall not be personally liable for monetary damages for any action taken, or any failure to take any action, unless (i) the director has breached or failed to perform the duties of his office under Article 12 of the bylaws; and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

        Indemnification of Directors and Officers.    Article 24 of Emclaire's bylaws provides, in accordance with Sections 1741 and 1742 of the PBCL, that Emclaire shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, including actions by or in the right of Emclaire, whether civil, criminal, administrative, arbitrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of Emclaire, or is or was serving at Emclaire's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action or proceeding to the fullest extent permitted under PBCL. In order to be eligible for indemnification, the director, officer, employee or agent must have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Emclaire and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

        Pursuant to Section 1745 of the PBCL and Article 24 of Emclaire's bylaws, Emclaire may pay in advance any expenses (including attorneys' fees) which may become subject to indemnification if the person receiving the payment undertakes in writing to repay the same if it is ultimately determined that he or she is not entitled to indemnification by Emclaire. Section 1746 of the PBCL and Article 24 of Emclaire's bylaws also provide that the rights to indemnification and advancement of expenses are not exclusive of other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

        Insurance.    Pursuant to Section 1747 of the PBCL and Article 24 of Emclaire's bylaws, Emclaire may purchase and maintain insurance on behalf of any person who is eligible for indemnification, against any liability incurred by him or her in any such position, or arising out of his or her status as such, whether or not Emclaire would have power to indemnify him or her against such liability under the indemnification provisions contained in the PBCL or Emclaire's bylaws. Emclaire's directors and officers are insured against losses arising from any claim against them such as wrongful acts or omissions, subject to certain limitations.

Item 15.    Recent Sales of Unregistered Securities.

        Not Applicable.

Item 16.    Exhibits and Financial Statement Schedules.

        The exhibits and financial statement schedules filed as part of this registration statement are as follows:

  (a)
  List of Exhibits

1.1	Form of Underwriting Agreement
3.1	Amended and Restated Articles of Incorporation of Emclaire Financial Corp.(1)
3.2	Amended and Restated Bylaws of Emclaire Financial Corp.(2)
4	Specimen Stock Certificate of Emclaire Financial Corp.(3)
5.1	Opinion of Patton Boggs LLP regarding the legality of the securities being registered
10.1	Employment Agreement between Emclaire Financial Corp., The Farmers National Bank of Emlenton and William C. Marsh, dated as of July 1, 2007 (4)
10.2	Change in Control Agreement between Emclaire Financial Corp., The Farmers National Bank of Emlenton and Raymond M. Lawton, dated as of July 1, 2007(4)
10.3	Form of Group Term Carve-Out Plan between The Farmers National Bank of Emlenton and 20 Officers and Employees(5)
10.4	Form of Supplemental Executive Retirement Plan Agreement between The Farmers National Bank of Emlenton and Six Officers(5)
11	Statement regarding computation of earnings per share(6)
21	Subsidiaries of the Registrant(6)
23.1	Consent of Patton Boggs LLP (included in Exhibit 5)
23.2	Consent of ParenteBeard LLC
24	Power of Attorney (included on signature page of the Registration Statement)**

**
Previously filed.

(1)
Incorporated by reference to the Registrant's Registration Statement on Form SB-2, as amended, (File No. 333-11773) declared effective by the SEC on October 25, 1996.

(2)
Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

(3)
Incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1997.

(4)
Incorporated by reference to the Registrant's Current Report on Form 8-K filed on June 27, 2007.

(5)
Incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2002.

(6)
Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008.

(b)
Financial Statement Schedules

        Financial statement schedules have been omitted because the required information is not applicable or is included in the Consolidated Financial Statements or related notes.

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emlenton, the Commonwealth of Pennsylvania, on November 3, 2009.

EMCLAIRE FINANCIAL CORP.
BY:	/S/ WILLIAM C. MARSH WILLIAM C. MARSH Chairman of the Board, President and Chief Executive Officer (Duly Authorized Representative)

        Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name and Signature	Title	Date

/s/ WILLIAM C. MARSH William C. Marsh	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	November 3, 2009
/s/ AMANDA L. ENGLES Amanda L. Engles	Treasurer (Principal Financial and Accounting Officer)	November 3, 2009
/s/ RONALD L. ASHBAUGH* Ronald L. Ashbaugh	Director	November 3, 2009
/s/ DAVID L. COX* David L. Cox	Director	November 3, 2009
/s/ JAMES M. CROOKS* James M. Crooks	Director	November 3, 2009
/s/ GEORGE W. FREEMAN* George W. Freeman	Director	November 3, 2009
Mark A. Freemer	Director	November 3, 2009

Name and Signature	Title	Date

/s/ ROBERT L. HUNTER* Robert L. Hunter	Director	November 3, 2009
/s/ JOHN B. MASON* John B. Mason	Director	November 3, 2009
/s/ BRIAN C. MCCARRIER* Brian C. McCarrier	Director	November 3, 2009

* By William C. Marsh pursuant to a power of attorney.